EXPEDITE



150101



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
signature Ross Miller Secretary of State State of Nevada	**20110876037-35**
	Filing Date and Time **12/13/2011 10:40 AM**
	Entity Number **C21809-1996**

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For
Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Baristas Coffee Company, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

A total of 15,000,000 shares of the Corporation's Preferred Stock shall be designated the "Series A Convertible Preferred Stock." As used herein, the term "Preferred Stock" used without references to the Series A Convertible Preferred Stock means the shares of Series A Convertible Preferred Stock, and the shares of any series of Preferred Stock of the Corporation issued, authorized and designated from time to time by a resolution or resolutions of the Board of Directors, share for share alike and without distinction as to class. The voting rights, dividend rights and liquidation rights and preferences are as reflected on Exhibit A attached hereto and incorporated herein by reference.

3. Effective date of filing: (optional) _____

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X _____
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09

EXHIBIT A TO
CERTIFICATE OF DESIGNATION
OF
BARISTAS COFFEE COMPANY, INC.

Pursuant to the provisions of the Nevada Business Corporations Act, the following Certificate of Designation is submitted for filing:

The following is a statement of the designations and the powers, privileges and rights, and qualifications, limitations and restrictions thereof in respect of each class of capital stock of the Corporation.

A. SERIES A CONVERTIBLE PREFERRED STOCK

1. Designation. A total of Fifteen Million (15,000,000) shares of the Corporation's Preferred Stock shall be designated the "Series A Convertible Preferred Stock". As used herein, the term "Preferred Stock" used without references to the Series A Convertible Preferred Stock means the shares of Series A Convertible Preferred Stock, and the shares of any series of Preferred Stock of the Corporation issued, authorized and designated from time to time by a resolution or resolutions of the Board of Directors, share for share alike and without distinction as to class, except as otherwise expressly provided for in Article III of this Certificate of Incorporation or as the context otherwise requires.

2. Voting Rights.

(a) Each holder of outstanding shares of Series A Convertible Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Convertible Preferred Stock held by such holder are convertible (as adjusted from time to time pursuant to Section 6(g)) as of the record date for such shareholder vote, at each meeting of shareholders of the Corporation (and written actions of shareholders in lieu of meetings) with respect to any and all matters presented to the shareholders of the Corporation for their action or consideration. Except as provided by law or by the provisions of subsection (b) of this Section 2 or by the provisions establishing any other series of stock, holders of Series A Convertible Preferred Stock and of any other outstanding series of stock shall vote together with the holders of Common Stock as a single class.

(b) At any time when shares of Series A Convertible Preferred Stock are outstanding, except where the vote or written consent of the holders of a greater number of shares of the Corporation is required by law or by the Articles of Incorporation of the Corporation, and in addition to any other vote required by law, without the written consent of the holders of at least two-thirds of the then outstanding shares of Series A Convertible Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a series, the Corporation will not:

(i)   amend its Articles of Incorporation if such amendment would materially adversely affect any of the rights, preferences, privileges of or limitations provided for herein of any shares of Series A Convertible Preferred Stock. Without limiting the generality of the preceding sentence, the Corporation will not amend its Articles of Incorporation without the approval of the holders of at least two-thirds of the then outstanding shares of Series A Convertible Preferred Stock to:

(A)   Change the dividend rights of the holders of Series A Convertible Preferred Stock, or change the relative seniority rights of the holders of Series A Convertible Preferred Stock as to the payment of dividends in relation to the holders of any other class or series of capital stock of the Corporation; or

(B)   Reduce the amount payable to the holders of Series A Convertible Preferred Stock upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or change the relative seniority of the liquidation preferences of the holders of Series A Convertible Preferred Stock in relation to the rights upon liquidation of the holders of any other class or series of capital stock of the Corporation, provided that with respect to Section 2(b)(i)(A) and this Section 2(b)(i)(b) the consent of the holders of shares of Series A Convertible Preferred Stock shall not be required with respect to the creation and issuance of a new class or series of the Corporation's capital stock that ranks pari pasu to the Series A Convertible Preferred Stock with respect to dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation; or

(C)   Cancel or modify the conversion rights of the holders of Series A Convertible Preferred Stock provided for in paragraph 6 herein; or

(ii)   Increase the authorized number of shares of Series A Convertible Preferred Stock or create or increase the authorized number of shares of any additional class or series of shares of the Corporation's capital stock, including any security or obligation convertible into Series A Convertible Preferred Stock or any other class or series of stock, unless such class or series of capital stock ranks pari pasu or junior to the Series A Convertible Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether such creation, authorization or increase shall be by means of amendment to the Articles of Incorporation, or by merger, consolidation or otherwise.

(iii)   Cause the Corporation to redeem, repurchase or otherwise acquire for value (or pay into or set aside for a sinking fund for such purpose), any share or shares of capital stock of the Corporation other than a redemption, repurchase or other acquisition for cash of Common Stock pursuant to any then effective stockholders' agreement to which the Company is a party, or upon termination of the employment of any employee-stockholder at not more than the cost paid by the former employee or stockholder or any shares of Series A Convertible Preferred Stock which repurchase is offered pro rata to all holders thereof.

     3.   No Impairment of Rights. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Series A Convertible Preferred Stock set forth herein, and will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series A Convertible Preferred Stock against dilution or other impairment. Without limiting the generality of the foregoing, the Corporation (i) will not increase the par value of any shares of stock receivable on the conversion of the Series A Convertible Preferred Stock above the amount payable therefor on such conversion, and (ii) will take all such action as may be necessary or appropriate in order that the Corporation may validly and legally issue fully paid and non-assessable shares of stock on the conversion of all Series A Convertible Preferred Stock from time to time outstanding.

     4.   Dividend Rights. Dividends on the Series A Convertible Preferred Stock shall be payable when, as and if declared by the Board of Directors of the Corporation from funds lawfully available therefor. No dividends (other than dividends or distributions payable solely in shares of Common Stock of the Corporation) shall be paid, declared or set aside, and no other distribution shall be made, on or with respect to the Common Stock of the Corporation unless and until there shall have been paid, or declared and set aside for payment dividends with respect to the Series A Convertible Preferred Stock in an amount which the holders of Series A Convertible Preferred Stock would have received if they had converted their Series A Convertible Preferred Stock into Common Stock immediately prior to the record date for such dividend or distribution.

     5.   Liquidation Rights. In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, before any payment shall be made or any assets distributed to the holders of Common Stock or any other class or series of stock which ranks with respect to the right to receive payments upon liquidation junior to the Series A Convertible Preferred Stock, the holders of record of shares of Series A Convertible Preferred Stock shall be entitled to receive, out of the assets of the Corporation legally available therefor, an amount per outstanding share of Series A Convertible Preferred Stock equal to the greater of (i) $_____$, being the original price for which the shares of Series A Convertible Preferred Stock were initially issued (as equitably adjusted by the Board of Directors for any stock split, stock dividend, reclassification of shares, or other similar event affecting Series A Convertible Preferred Stock, the "Original Purchase Price"), plus all declared and unpaid dividends thereon, up to and including the date of payment, or (ii) the amount such holders would have received had they converted their Series A Convertible Preferred Stock to Common Stock pursuant to paragraph 6 hereof immediately prior to such liquidation or winding up. The aggregate of such amount (including, if applicable, all declared but unpaid dividends thereon) to be paid to the holders of the Series A Convertible Preferred Stock is referred to as the "Liquidation Preference". For the purposes hereof, the Common Stock shall rank junior to the Series A

Convertible Preferred Stock with respect to the right to receive payments upon liquidation. If the funds available upon liquidation are insufficient to satisfy in full the Liquidation Preference, the entire assets of the Corporation available for such distribution shall be distributed ratably among the holders of the Series A Convertible Preferred Stock.

6. Conversion Rights. The holders of the Series A Convertible Preferred Stock shall have the following conversion rights:

(a) General. Subject to and in compliance with the provisions of this paragraph 6, any shares of the Series A Convertible Preferred Stock may, at the option of the holder, be converted at any time or from time to time into fully-paid and non-assessable shares (calculated as to each conversion to the largest whole share) of Common Stock (except that upon any liquidation of the Corporation or redemption of shares of Series A Convertible Preferred Stock the right of conversion thereof shall terminate at the close of business on the last business day next preceding the date fixed for payment of the amount distributable on such shares of Series A Convertible Preferred Stock). The number of shares of Common Stock to which a holder of Series A Convertible Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the Applicable Conversion Rate (determined as provided in paragraph 6(e)) by the number of shares of Series A Convertible Preferred Stock being converted.

(b) Conversion Upon Underwritten Public Offering. All outstanding shares of Series A Convertible Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or a transfer agent designated by the Corporation into the number of shares of Common Stock into which such Series A Convertible Preferred Stock is convertible pursuant to paragraph 6(a) hereof, immediately prior to the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation. Notice of any such public offering must be delivered to each holder of Series A Convertible Preferred Stock ninety (90) days in advance of the proposed closing date for such public offering.

(c) Conversion by Election of Shareholders. All outstanding shares of Series A Convertible Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or a transfer agent designated by the Corporation into the number of shares of Common Stock into which such Series A Convertible Preferred Stock is convertible pursuant to paragraph 6(a) hereof, upon the effective date of the conversion of sixty-six and two-thirds percent (66-2/3%) of the then outstanding shares of Series A Preferred Stock pursuant to the approval of such holders of Series A Preferred Stock, set forth in a written notice to the Corporation, of an election to convert such Series A Preferred Stock into Common Stock.

(d) Conversion Procedures. Upon the occurrence of the conversion specified in paragraphs 5(a), 5(b) or 5(c) hereof, each holder of such Series A Convertible Preferred Stock shall surrender the certificates representing such shares at the office of the

Corporation or of its transfer agent designated by the Corporation. Thereupon, there shall be issued and delivered to such holder a certificate or certificates for the number of shares of Common Stock into which the shares of the Series A Convertible Preferred Stock surrendered were convertible on the date on which such conversion occurred. The Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless certificates evidencing such shares of the Series A Convertible Preferred Stock being converted are either delivered to the Corporation or any such transfer agent or the holder notifies the Corporation or any such transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith.

(e) _Applicable Conversion Rate_. The conversion rate in effect at any time (the "Applicable Conversion Rate") shall be the quotient obtained by dividing the Original Purchase Price, by the Applicable Conversion Value, calculated as provided in paragraph 6(f).

(f) _Applicable Conversion Value_. The Applicable Conversion Value in effect from time to time shall be the Original Purchase Price, as adjusted from time to time in accordance with paragraph 6(g) hereof.

(g) _Adjustments to Applicable Conversion Value Upon Extraordinary Common Stock Event_. Upon the happening of an Extraordinary Common Stock Event (as hereinafter defined), the Applicable Conversion Value shall, simultaneously with the happening of such Extraordinary Common Stock Event, be adjusted by multiplying the then effective Applicable Conversion Value by a fraction, (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such Extraordinary Common Stock Event and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately after such Extraordinary Common Stock Event, and the product so obtained shall thereafter be the Applicable Conversion Value. The Applicable Conversion Value, as so adjusted, shall be readjusted in the same manner upon the happening of any successive Extraordinary Common Stock Event or Events.

"Extraordinary Common Stock Event" shall mean (A) the issue of additional shares of the Common Stock as a dividend or other distribution on outstanding Common Stock, (B) subdivision of outstanding shares of Common Stock into a greater number of shares of the Common Stock, or (C) combination of outstanding shares of the Common Stock into a smaller number of shares of the Common Stock.

(h) _Dividends_. In the event the Corporation shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation other than shares of Common Stock or in assets (excluding ordinary cash dividends paid out of retained earnings), then and in each such event, provision shall be made so that the holders of Series A Convertible Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the number of securities or such other assets of the Corporation which they would have received had their Series A Convertible Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the Conversion Date (as that term is hereafter defined in paragraph 6(l)), retained such securities or such other assets receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this paragraph 6 with respect to the rights of the holders of the Series A Convertible Preferred Stock.

(i) <u>Capital Reorganization or Reclassification</u>. If the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock shall be changed into the same or different number of shares of any series or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for elsewhere in this paragraph 6, or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this paragraph 6) , then and in each such event the holder of each share of Series A Convertible Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change by holders of the number or shares of Common Stock into which such share of Series A Convertible Preferred Stock might have been converted immediately prior to such reorganization, reclassification or change, all subject to further adjustment as provided herein.

(j) <u>Capital Reorganization, Merger or Sale of Assets</u>. If at any time or from time to time there shall be a capital reorganization of the Common Stock (other than a subdivision, combination, reclassification or exchange of shares provided for elsewhere in this paragraph 6) or a merger or consolidation of the Corporation with or into another corporation, or the sale of all or substantially all of the Corporation's properties and assets to any other person, then, as a part of such reorganization, merger, consolidation or sale, provision shall be made so that the holders of the Series A Convertible Preferred Stock shall be entitled to receive upon consummation of such transaction, the number of shares of stock or other securities or property of the Corporation, or of the successor corporation resulting from such merger, consolidation or sale, to which a holder of Common Stock issuable upon conversion would have been entitled upon consummation of such capital reorganization, merger, consolidation, or sale, provided that no such provision shall be deemed to constitute the consent of the holders of the Series A Convertible Preferred Stock to any such transaction.

(k) <u>Certificate as to Adjustments</u>. In each case of an adjustment or readjustment of the Applicable Conversion Rate, the Corporation will furnish each holder of Series A Convertible Preferred Stock with a certificate showing such adjustment or readjustment, and stating in detail the facts upon which such adjustment or readjustment is based.

(l) <u>Exercise of Conversion Privilege</u>. To exercise his conversion privilege, a holder of Series A Convertible Preferred Stock shall surrender the certificate or certificates representing the shares being converted together with a written notice of such conversion to the Corporation at its principal office or to the transfer agent, if any, which has been designated by the Corporation. Such notice shall also state the name or address (with address or addresses) in which the certificate or certificates for shares of Common Stock issuable upon such conversion shall be issue. The certificate or certificates for shares of Series A Convertible Preferred Stock surrendered for the conversion shall be accompanied by proper assignment thereof to the Corporation or in blank. The date when such written notice is received by the Corporation, together with the Certificate or certificates representing the shares of Series A Convertible preferred Stock being converted, shall be the "Conversion Date". As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver to the holder of the shares of Series A Convertible Preferred Stock being converted, (i) such certificate or certificates as it may request for the number of whole shares of Common Stock issuable upon the conversion of such shares of Series A Convertible Preferred Stock in accordance with the provisions of this paragraph 6, (ii) cash in the amount of all declared and unpaid dividends on such shares of Series A Convertible Preferred Stock, up to and including the Conversion Date, and (iii) cash, as provided in paragraph 6(m), in respect of any fraction of a share of Common Stock issuable upon such conversion. Such conversion shall be deemed to have been effected immediately prior to the close of business on the Conversion Date, and at such time the rights of the holder as holder of the converted shares of Series A Convertible Preferred Stock shall cease and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares of Common Stock represented thereby.

(m) Cash in Lieu of Fractional Shares. No fractional shares of Common Stock or scrip representing fractional shares shall be issued upon the conversion of shares of Series A Convertible Preferred Stock. Instead of any fractional shares of Common Stock which would otherwise be issuable upon con version of Series A Convertible Preferred Stock, the Corporation shall pay to the holder of the shares of Series A Convertible Preferred Stock which were converted a cash adjustment in respect of such fractional shares in an amount equal to the same fraction of the fair market value per share of the Common Stock (as determined in good faith by the Board of Directors) at the close of business on the Conversion Date. The determination as to whether or not any to make any cash payment in lieu of the issuance of fractional shares shall be based upon the total number of shares of Series A Convertible Preferred Stock being converted at any one time by any holder thereof, not upon each share of Series A Convertible Preferred Stock being converted.

(n) Partial Conversion. In the event some but not all of the shares of Series A Convertible Preferred Stock represented by a certificate or certificates surrendered by a holder are converted, the Corporation shall execute and deliver to or on the order of the holder, at the expense of the Corporation, a new certificate representing the number of shares of Series A Convertible Preferred Stock which were not converted.

(o) Reservation of Common Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Convertible Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Convertible Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Convertible Preferred Stock, the Corporation shall take such corporate action subject to the terms of the Corporation's Certificate of Incorporation and applicable law as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(p) Issue Tax. The issuance of certificates for shares of Common Stock upon conversion of Series A Convertible Preferred Stock shall be made without charge to the holders thereof for any issuance tax in respect thereof, provided that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of the Series A Convertible Preferred Stock which is being converted.

(q) Closing of Books. The Corporation will at no time close its transfer books against the transfer of any Series A Convertible Preferred Stock or of any shares of Common Stock issued or issuable upon the conversion of any shares of Series A Convertible Preferred Stock in any manner which interferes with the timely conversion of such Series A Convertible Preferred Stock, except as may otherwise be required to comply with applicable securities laws.

7. Notices of Record Date. In the event of:

(a) any taking by the Corporation of a record of the holders of any series of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any series or any other securities or property, or to receive any other right, or

(b) any capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation, or any transfer of all or substantially all of the assets of the Corporation to any other corporation, or any other entity or person, or

(c) any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, then and in each such event the Corporation shall mail or cause to be mailed to each holder of Series A Convertible Preferred Stock a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right and a description of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective and (iii) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding up. Such notice shall be mailed at least thirty (30) days prior to the date specified in such notice on which such action is to be taken.

B.   COMMON STOCK

1.   Voting Rights. Except as otherwise expressly provided in the Articles of Incorporation of the Corporation, or as required by law, the holders of shares of Common Stock shall vote together with all other classes and series of stock of the Corporation as a single class on all actions to be taken by the shareholders of the Corporation. Each share of Common Stock shall entitle the holder hereof to one vote per share on each such action. There shall be no cumulative voting.

2.   Dividend Rights. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined in the sole discretion of the Board of Directors and subject to any preferential dividend rights of any other outstanding class or series of stock of the Corporation.

3.   Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full of any liquidation preference of the Series A Convertible Preferred Stock and any other class or series of stock ranking senior in liquidation preference to the Common Stock, the remaining assets available for distribution to shareholders shall be distributed ratably among the holders of the Common Stock.

WE, THE UNDERSIGNED, being the President and Secretary of the Corporation do hereby make and file this Certificate of Designation, hereby declaring and certifying that the facts herein are true, and accordingly have hereunto set our hands this ____ day of October, 2011.

BARISTAS COFFEE COMPANY, INC.



By: _____
      K. Scott Stecik, President

By: _____
      Barry Henthorn, Secretary



CORPORATE ACKNOWLEDGMENT

STATE OF WASHINGTON)
) ss.
COUNTY OF King)

On this 9th day of October, 2011, personally appeared before me Scott Steciw and Barry Henthorn, known to me to be the President and Secretary, respectively, of Baristas Coffee Company, Inc., that he executed the foregoing instrument, and acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes therein mentioned, and on oath stated that he was authorized to execute said instrument and seal affixed, if any, is the corporate seal of said corporation.

IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal the day and year first above written.

(Print Name:) Jake Conwell
Notary Public in and for the State of Washington
Residing at 505 W. Market St, Kent, WA 98032
My commission expires 17. Dec. 2013

(SEAL)

Notary Public
State of Washington
JAKE L CONWELL
My Appointment Expires Dec 17, 2013

EXHIBIT A TO CERTIFICATE OF DESIGNATION – BARISTAS COFFEE COMPANY, INC. PAGE 10